Exhibit 99.1

AVIANCA HOLDINGS S.A. INFORMS ITS SHAREHOLDERS HOLDING PREFERRED

SHARES, THE RIGHTS THAT THEY HAVE UNDER THE PANAMANIAN COMPANIES

LAW, THE PACTO SOCIAL OF THE COMPANY AND THE PROSPECTUS OF

INFORMATION FOR THE ISSUANCE AND PLACEMENT OF SHARES WITH

PREFERENTIAL DIVIDEND AND WITHOUT THE RIGHT TO VOTE

BOGOTÁ, Colombia, May 19, 2020 – Avianca Holdings S.A. (NYSE: AVH, BVC: PFAVH) (the “Company” or “Avianca”) informs its shareholders holding preferred shares, in a summary manner, the rights they have under the Pacto Social of the Company, the Prospectus of Information for the Issuance and Placement of Shares with Preferential Dividend and Without the Right to Vote (the “Prospectus”) and the Panamanian Companies Law (Law 32 of 1927). To find additional detailed information on the rights of preferred shareholders that are presented below, please refer to the Company’s Pacto Social, which can be found on the Company’s website: http://s22.q4cdn.com/896295308/files/doc_downloads/governance_doc/2018/Pacto-Social-AVH-Mayo-24.pdf

1. Rights of the shareholders holding preferred shares of the Company under the Company’s Pacto Social and the Prospectus

Paragraph F, Chapter 1, Part I of the Prospectus contains a summary of the rights of holders of preferred shares of the Company, which is presented below, updated with the modifications that the Company’s Pacto Social has had:

a.

Receive a Preferential Minimum Dividend (as this term is defined in the Prospectus) that will be established in the corresponding issuance regulations, and which will be paid in a preferential manner with respect to the dividend corresponding to common shares, as described below in point b. of this document. The Preferential Minimum Dividend will not be cumulative.

b.

Subject to the limitations established in point c. of this document, to participate pro rata, jointly with the common shareholders, of the distributable profits. Distributable profits are understood as the profits of the company after taxes, in accordance with the applicable financial statements for the respective accounting period, less the amounts that are used to (i) offset losses from previous periods, if any, and (ii) cover the necessary contributions to statutory and occasional reserves, that is, those agreed in the Company’s Pacto Social or those that in an occasional manner are established by the General Assembly of Shareholders for a certain fiscal period.

c.

In the event that distributable profits are not sufficient to pay common and preferred shareholders a dividend equivalent to the Minimum Preferential Dividend, the following procedure will be followed: the distributable profits will be distributed pro rata among the preferred shareholders with a maximum per share equivalent to the Minimum Preferential Dividend. Excesses, if any, will be distributed pro rata among common shareholders. Dividends will be paid within twelve (12) months following the date on which they are decreed, in one or more installments and under the terms and conditions set forth by the General Assembly of Shareholders of the Company and in accordance with article 12 of the Pacto Social. Dividends will be paid to the holders of the preferred shares that appear registered in the Company’s shareholders’ book under the administration of Deceval. The payment of dividends will be made in Colombian pesos (COP). When these are decreed in a currency other than the Colombian peso, they will be converted into Colombian pesos at market exchange rates through one or more foreign exchange market intermediaries. The payment of dividends in cash or kind on shares that are traded on the Colombian Stock Exchange is regulated by External Circular No. 13 of 1998, with its modifications, or any other regulation that modifies or replaces it, issued by the SFC, which regulated the ex-dividend period for the determination of the corresponding dividend. Deceval will apply in the administration of the preferred shares the rules corresponding to the ex-dividend period when making the respective calculation of dividends.

d.	To the preferential reimbursement of their contributions, once all creditors other than shareholders have been paid, in the event of dissolution and liquidation of the Company.

e.

To the other rights provided for in the Company’s Pacto Social for common shares, except (i) to preferentially subscribe common shares, Preferred shares or other types of shares issued by the Company, (ii) to exercise the right of inspection provided for in the Pacto Social, except in those cases in which the right of inspection is related to the matters in which the holders of Preferred Shares have the right to participate in and vote at the General Assembly of Shareholders and (iii) to participate in and vote at the General Assembly of Shareholders, except for the exceptional cases indicated in the following paragraph f.

f.

By way of exception, preferred shares will give their holders the right to vote in the following events, in which case the call to the respective meeting of the General Assembly of Shareholders will be made by means of a notice that will be published in a newspaper of wide circulation in the Republic of Colombia, or by means of personal and written communication, addressed to each Preferred Shareholder by certified mail to the address that it has registered with the company:

•

When it comes to approving modifications that may impair the conditions or rights established for preferred shares, in the Pacto Social and in the corresponding issuance regulations, in which case the favorable vote of no less than seventy percent (70%) of the issued and outstanding common shares and no less than seventy percent (70%) of the issued and outstanding preferred shares will be required.

•

When the conversion of the preferred shares into common shares is going to be voted, in which case the favorable vote of no less than seventy percent (70%) of the issued and outstanding common shares and seventy percent (70%) of the preferred shares issued and outstanding will be required.

•

Subject to the exceptions established in Paragraph 3 of article 3 of the Social Pact, when it comes to approving the modification of Paragraph 1 of article 3 of the Social Pact, in relation to the possibility of having a greater number of preferred shares without the right to vote outstanding or to that number of common shares outstanding, the favorable vote of no less than seventy percent (70%) of the common shares issued and outstanding and no less than seventy percent (70%) of the preferred shares issued and outstanding will be required. Notwithstanding the foregoing, the vote of the preferred shareholders established in Paragraph 2 of article 3 of the Pacto Social will not be required, in the following cases: (i) to request to register the Preferred Shares or American Depositary Shares (ADS’s) or American Depositary Receipts (ADR’s) that represent said Preferred Shares, pursuant to a prospectus prepared in accordance with the laws and regulations promulgated under the Securities Act of 1933 of the United States of America with its modifications; and/or (ii) to make conversions of common shares to preferred shares from the moment said prospectus is declared effective by the Securities Exchange Commission of the United States of America.

•

When voting on dissolution, merger, integration, transformation or change of the main corporate purpose of the Company, in which case they will vote jointly with common shareholders. This right will not apply when the merger or integration is with subordinate companies of the Company.

•

When the registration of preferred shares is suspended or canceled by the Colombian Stock Exchange. In this case, the preferred shares will grant voting rights as if they were common shares in any matter that is submitted to the decision of the General Assembly of Shareholders, until the irregularities that determined said cancellation or suspension disappear.

•

When the Financial Superintendence of Colombia establishes that benefits have been hidden or diverted that decrease the profits to be distributed. In this case, the preferred shares will grant voting rights as if they were common shares in any matter that is submitted to the decision of the General Assembly of Shareholders.

•

In the event that the preferred shares represent more than 75% of the total outstanding shares of the Company, the preferred shares will have, in addition to the rights already established for them, voting rights as if they were common shares.

For the aforementioned purposes, preferred shareholders will be called to the meetings of the General Assembly of Shareholders so that they can exercise the corresponding voting rights, by means of a convening notice published in a newspaper with wide circulation in Colombia and in compliance with the corresponding deadlines established in the Pacto Social.

It will be understood that none of the following cases will constitute an impairment of the conditions and rights of the preferred shares:

•	The decision of the General Assembly of Shareholders to dispose of the balance of the profits for the creation or expansion of the statutory and/or occasional reserves.

•

The decision of the General Assembly of Shareholders to approve the proposal to pay dividends with preferred shares released from the Company, at the option of the holder of the preferred shares, either partially or totally.

•	The issue, conversion, sale or exchange of any class of share.

•	The modification of the frequency of the closing of the accounting period.

•

Any other decision adopted by the General Assembly of Shareholders of the Company in which decisions are made that do not expressly modify the rights of the preferred shares established in the Pacto Social and in the corresponding issuance regulations.

g.

Tag Along Right: Holders of preferred shares will have the right to join, under equivalent conditions of price per unit, exchange or sale ratio agreed by Kingsland Holdings Limited (“Kingsland”) and BRW Aviation LLC (“NewCo”), when these make a sale or transfer to a third party of a number of Common Shares (the “Transfer of Shares”) that implies the Change of Control of the Issuer (the “Tag-Along Right”). This Tag-Along Right will not apply to sales, transfers or exchanges of shares that are made between Kingsland and NewCo and/or its related entities. This Tag-Along Right incorporates only the right to receive the equivalent conditions of price per unit, exchange or sale ratio agreed by Kingsland and NewCo with the third party. For the purposes of the foregoing, the holders of the Common Shares will notify in writing of the occurrence of the respective Transfer of Shares to the legal representative of the Issuer. Said notification must include a description of the main conditions of the respective Transfer of Shares. The legal representative of the Issuer will publish the conditions of the respective Transfer of Shares within five (5) Business Days following receipt of the communication from the holders of Common Shares, by publication in a newspaper with wide circulation in Colombia and the relevant information systems of the BVC and the SFC. The mechanism and / or procedure by which the Tag-Along Right is exercised shall not oblige the Company, the holders of Common Shares, or the third party acquirer under the Transfer of Shares to carry out a special operation on the stock exchange in Colombia.

Among the rights described above, it is not the right to vote on the decision to submit the Company to a bankruptcy process. Said faculty—namely, to “initiate any bankruptcy or bankruptcy proceeding”, is expressly granted to the Board of Directors of the Company in section (xii) of paragraph (A) of article 11 of its Pacto Social.

2. Rights of preferred shareholders under the Panamanian company law

Law 32 of 1927 (the “Companies Law”) regulates corporations incorporated under the laws of the Republic of Panama. Certain provisions of the Commercial Code of Panama (the “Commercial Code”) also apply to such corporations.

In general, the Companies Law grants economic rights—which mainly refer to the participation in the net profits generated by the businesses of the company; and political rights—which refer mainly to the participation in the decisions in which shareholders must participate, in any case, subject to the provisions of the articles of incorporation of each of them.

Neither the Companies Law nor the Commercial Code requires the approval of its shareholders for a corporation to be submitted to an insolvency process under Law 12 of 2016 (the “Insolvency Law”) which is the closest equivalent under Panamanian law to a reorganization proceeding under Chapter 11 of the United States Bankruptcy Code.

3. Decisions that could be taken within the restructuring process under Chapter 11 of the United States Bankruptcy Code that impact or affect the rights of the Company’s preferred shareholders

The Company has not taken any decision, nor does the commencement by the Company and some of its subsidiaries (collectively, the “Companies”) of the restructuring cases under Chapter 11 of the Bankruptcy Court (the “Chapter 11 Cases”) imply that a decision has been taken, with respect to the Company’s shareholders. In connection with the Chapter 11 Cases and subject to the control of the Bankruptcy Court, the Company intends to prepare a plan of reorganization for their businesses (the

“Chapter 11 Plan”) that will be subject to the approval of the Companies’ creditors and shareholders, including the preferred shareholders, and the Bankruptcy Court. Any reorganization effort that the Companies may undertake will be made pursuant to such Chapter 11 Plan. Given that the Chapter 11 Plan has not yet been formulated or presented for consideration by the Companies’ creditors and shareholders or the Bankruptcy Court, the Company cannot, at this time, anticipate any decision or action that the Companies may or may not take that affect (or may affect) the rights of its preferred shareholders. For more information regarding a Chapter 11 process, we make reference to the information that the Companies have published at https://aviancawillkeeponflying.com/wp-content/uploads/2020/05/Chapter-11-Infographic.pdf.

At this stage of the process, it is not possible to know (i) the full magnitude of the Companies’ liabilities, considering the claims that may eventually arise; (ii) if third parties, creditors or shareholders will contribute new capital, or if the value of the shares of the Company (ordinary and/or preferred) will be diluted and, to the extent such is the case, the extent of such dilution; or (iii) if the Company or any of the Companies will be liquidated.

In any event, U.S. law imposes upon the Companies a priority order (known as the “absolute priority rule”) to pay claims existing before the restructuring proceeding filing date. Generally, the value of the Companies must be directed (i) first, to satisfy secured claims, up to the value of the collateral securing such claims; (ii) second, to satisfy unsecured priority claims; (iii) third, to satisfy non-priority unsecured claims; and (iv) fourth, to shareholders of the Companies. Generally, a particular class of claims may not receive any distribution until all claims senior to such class have been paid in full. It is likely that the Company’s shareholders (including ordinary shareholders and preferred shareholders) would not receive any distribution under a plan of reorganization or otherwise, unless the claims of the other classes of creditors of the Company senior to the shareholders have been satisfied in full.

As a result of the foregoing, under the Chapter 11 Plan, the shareholders of the Company may be diluted, or the value of their shares reduced to close to zero, due to the decrease in equity of the Company attributable to the Companies’ liabilities to third parties and creditors, as well as the injection of capital by new investors pursuant to the Chapter 11 Plan.

Preferred shareholders, as well as ordinary shareholders of the Company (as would occur in a Colombian entity), assume under Panamanian law the risk of losing their entire investment if, in the event of liquidation of the Company, there are no resources for the reimbursement of the contributions of the shareholders after the payment of the external liabilities of the Company.

4. Mechanisms established in the Prospectus to provide attention and information to Investor Residents in Colombia:

Under paragraph BB. of Chapter I of the Prospectus, the service and reporting to the investors of the Company resident in Colombia, is done through the website of the Company (http://aviancaholdings.com/English/investor-relations/financial-information/default.aspx) and the Investor Relations Office. Likewise, the Company retained Deceval to provide personalized attention to preferred shareholders and potential investors. For this, Deceval has arranged:

•	Shareholder Service Line, through the telephone numbers (1) 3077127 in Bogotá and 01 8000 111901 for the rest of the country.

•	Website, through the Deceval website, investors can send their requests via email.

•	Attention Center, Deceval will make available to investors three (3) personalized attention centers located in Bogotá, Medellín and Cali

These mechanisms will continue in force. It is worth noting that, through the Investor Relations Office, any questions about the investment of investors or potential investors in the Company are received, questions about the impact of the presentation by the Company of the petition for reorganization under Chapter 11 of the Bankruptcy Code of the United States may be resolved and, in general, answering questions about matters that may affect investors. The Investor Relations office is available on business days, between 8:00 am and 5:00 pm and can be contacted through the email and telephone number included at the end of this communication.

About Avianca Holdings S.A.

Avianca is the trademark for the group of passenger airlines and cargo airlines under the holding company Avianca Holdings S.A. Avianca has been flying continuously for 100 years. With a fleet of 158 aircraft, Avianca serves 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, the Company earned $ 4.6 million in 2019 and carried 30.5 million passengers.

Investor Relations Contact

Avianca: Luca Pfeifer, Head of Investor Relations

ir@avianca.com (571) (5877700)

Contact for the media:

Avianca in Colombia y South America

Viviana Escobar, Comunicaciones Externas

viviana.escobar@avianca.com

Avianca in the USA, Central América and Europe

Adriana Paulinne Sánchez, Comunicaciones Externas

Adriana.sanchez@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

+1 212 355 4449

LLYC Alejandra

Aljure, Directora

aaljure@llorenteycuenca.com